

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2025

Michael Intrator
Chief Executive Officer
CoreWeave, Inc.
290 W. Mt. Pleasant Avenue
Suite 4100
Livingston, NJ 07039

Re: CoreWeave, Inc.
Registration Statement on Form S-1
Exhibit No. 10.23
Filed March 3, 2025
File No. 333-285512

Dear Michael Intrator:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance